# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: comScore, Inc., CIK 0001158172
CUSIP: 20564W105
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 11950 Democracy Drive, Suite 600, Reston, Virginia (VA), 20190
Date of event which requires filing of this statement: 09/26/2025
Amends the filing with accession number 0001104659-23-063674
Filed by CIK 0001611983
Persons authorized to receive notices and communications: Renee L. Wilm, Esq., CLO, Liberty Broadband Corporation, 12300 Liberty Boulevard, Englewood, Colorado (CO), 80112, (720) 875-5700

## Reporting persons
- Liberty Broadband Corporation (CIK 0001611983): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,717,072; shared voting power 0; sole dispositive power 1,717,072; shared dispositive power 0; aggregate amount beneficially owned 1,717,072 (25.5% of the class); the aggregate amount excludes certain shares
  Comment: Note to Row 2: On September 26, 2025, Liberty Broadband Corporation (the "Reporting Person") entered into a Stock Exchange Agreement with comScore, Inc. (the "Issuer") pursuant to which, among other things, at the closing of the transactions contemplated thereby (the "Closing"), and on the terms and subject to the conditions set forth therein, the Reporting Person will exchange the 31,928,301 shares of Series B Convertible Preferred Stock, par value $0.001 per share ("Series B Preferred Stock"), of the Issuer currently owned by the Reporting Person for (i) 4,223,621 shares of a new series of convertible preferred stock to be designated as Series C Convertible Preferred Stock, par value $0.001 per share ("Series C Preferred Stock"), and (ii) 3,286,825 shares of common stock, par value $0.001 per share, of the Issuer ("Common Stock"). At the Closing, the Reporting Person, the Issuer, Charter Communications Holding Company, LLC ("Charter") and Pine Investor, LLC ("Pine" and, together with the Reporting Person and Charter, referred to herein collectively as the "Stockholders") will enter into a Second Amended and Restated Stockholders Agreement, which will contain provisions relating to the transfer, ownership and voting of the Issuer's securities by the Reporting Person. The Reporting Person expressly disclaims the existence of any membership in a group with the other Stockholders. See Item 6 of the Schedule 13D/A.
  
  Note to Rows 7, 9 and 11: Subject to certain restrictions contained in the Amended and Restated Stockholders Agreement, dated July 24, 2024, among the Issuer and the Stockholders. Includes 31,928,301 shares of Series B Preferred Stock convertible, at any time at the option of the holder, into 1,717,072 shares of Common Stock. Subject to certain anti-dilution adjustments and customary provisions related to partial dividend periods, the Series B Preferred Stock is convertible at the option of the holders at any time into a number of shares of Common Stock equal to the Conversion Rate (as defined in the Certificate of Designations for the Series B Preferred Stock), which was originally one-to-one, but was approximately 0.053779 including accrued dividends as of June 30, 2025. The Conversion Rate will continue to adjust to the extent there are additional accrued but unpaid dividends.
  
  Note to Row 12: Excludes shares beneficially owned by the executive officers and directors of the Reporting Person. See Item 5 of the Schedule 13D/A.
  
  Note to Row 13: Calculated based on the (i) 5,014,780 shares of Common Stock outstanding as of August 1, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, filed with the Securities and Exchange Commission on August 6, 2025 and (ii) the 1,717,072 shares of Common Stock currently underlying the Series B Preferred Stock, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: comScore, Inc.
Address of issuer's principal executive offices: 11950 Democracy Drive, Suite 600, Reston, Virginia (VA), 20190
Comment: Liberty Broadband Corporation, a Delaware corporation (the "Reporting Person"), is filing this Statement on Schedule 13D/A with respect to shares of the common stock, par value $0.001 per share (the "Common Stock"), of comScore, Inc., a Delaware corporation (the "Issuer"). The statement on Schedule 13D originally filed with the Securities and Exchange Commission ("SEC") by the Reporting Person on May 23, 2023, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on July 26, 2024 (together, the "Schedule 13D"), is hereby amended and supplemented to include the information set forth herein. This amended statement on Schedule 13D/A constitutes Amendment No. 2 to the Schedule 13D (this "Amendment" and, together with the Schedule 13D, this "Statement"). Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

## Item 2. Identity and Background
Name of person filing:
The principal business address of the Reporting Person is 12300 Liberty Boulevard, Englewood, Colorado 80112. The Reporting Person is a Delaware corporation and is primarily comprised of an investment in Charter Communications, Inc.

The name and present principal occupation of each director and executive officer of the Reporting Person (the "Schedule 1 Persons") is set forth below. The business address for each person listed below is c/o Liberty Broadband Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. All executive officers and directors listed are United States citizens.

Name: Principal Occupation and Principal Business (if applicable):
John C. Malone Chairman of the Board of Liberty Broadband Corporation
Marty E. Patterson President and Chief Executive Officer of Liberty Broadband Corporation
Derek Chang Director of Liberty Broadband Corporation
Gregg L. Engles Director of Liberty Broadband Corporation
Julie D. Frist Director of Liberty Broadband Corporation
Richard R. Green Director of Liberty Broadband Corporation
Sue Ann R. Hamilton Director of Liberty Broadband Corporation
J. David Wargo Director of Liberty Broadband Corporation
John E. Welsh III Director of Liberty Broadband Corporation
Brian J. Wendling Chief Accounting Officer and Principal Financial Officer of
Liberty Broadband Corporation
Renee L. Wilm Chief Legal Officer and Chief Administrative Officer of
Liberty Broadband Corporation
Residence or business address: See Item 2(a).
Present principal occupation or employment: See Item 2(a).
Criminal convictions in the last five years: During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: See Item 2(d).
Citizenship: See Item 2(d).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information contained in Item 4 of this Statement is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in Item 4 of the Schedule 13D is hereby amended to delete the last three paragraphs thereof and supplemented to include the following information:

On September 26, 2025, the Reporting Person entered into a Stock Exchange Agreement (the "Exchange Agreement") with the Issuer pursuant to which, among other things, at the closing of the transactions contemplated thereby (the "Closing"), and on the terms and subject to the conditions set forth therein, the Reporting Person will exchange (the "Exchange") the 31,928,301 shares of Series B Convertible Preferred Stock, par value $0.001 per share ("Series B Preferred Stock"), of the Issuer currently owned by the Reporting Person for (i) 4,223,621 shares of a new series of convertible preferred stock to be designated as Series C Convertible Preferred Stock, par value $0.001 per share ("Series C Preferred Stock"), and (ii) 3,286,825 shares of Common Stock. As of the Closing, the shares of Series C Preferred Stock will originally be convertible into shares of Common Stock on a one-to-one basis. The shares of Series C Preferred Stock will have the terms and conditions set forth in the Certificate of Designations for the Series C Preferred Stock.

Also on September 26, 2025, in connection with the execution of the Exchange Agreement, the Reporting Person entered into a Stockholder Support Agreement with the Issuer (the "Support Agreement"), pursuant to which, among other things, the Reporting Person agreed to, at a meeting of the Issuer's stockholders, vote in favor of the approval of (a) the issuance of Series C Preferred Stock and Common Stock in the Exchange, (b) a Certificate of Amendment to the Issuer's Amended and Restated Certificate of Incorporation and (c) any other proposal put forth by the Issuer in connection with the Exchange, except that the Reporting Person will vote to "abstain" on any proposal seeking approval of the disinterested stockholders of the Issuer. Under the Support Agreement, the Reporting Person has agreed not to, directly or indirectly, Transfer (as defined in the Support Agreement) any shares of Common Stock or Series B Preferred Stock that the Reporting Person is entitled to vote on the matters submitted to the Issuer's stockholders at the stockholders meeting. The Support Agreement terminates upon the termination of the Exchange Agreement.

In connection with the Closing, the Issuer, Charter Communications Holding Company, LLC ("Charter") and Pine Investor, LLC ("Pine" and, together with the Reporting Person and Charter, referred to herein collectively as the "Stockholders") will enter into a Second Amended and Restated Stockholders Agreement (the "Second Amended and Restated SHA"), pursuant to which, among other things, immediately following the Closing, the Issuer is obligated to take all necessary action to ensure that the board of directors of the Issuer (the "Board") and certain committees thereof consist of the individuals set forth in the Second Amended and Restated SHA, including the applicable designees of each Stockholder, in each case, as more particularly set forth in the Second Amended and Restated SHA. Upon Closing, the Board will consist of seven total directors: one designee of each Stockholder, one Additional Director (as defined in the Second Amended and Restated SHA), and three directors who are not (a) a designee of any Stockholder or (b) for so long as the Stockholders have the ability to designate at least one director pursuant to the Second Amended and Restated SHA, an individual who is an affiliate of such Stockholders, including the chief executive officer of the Issuer.

At the Closing, the Issuer will also amend its Registration Rights Agreement, dated as of March 10, 2021, by and among the Issuer and the other parties thereto (the "RRA", and such amendment, the "RRA Amendment"). The RRA Amendment, among other things, will amend the definition of "Registrable Securities" under the RRA to include shares of Series C Preferred Stock and shares of Common Stock issued upon conversion of the Series C Preferred Stock.

The foregoing summary of the Exchange Agreement, the Support Agreement, the Second Amended and Restated SHA and the RRA Amendment does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Exchange Agreement and the substantially final form of the Second Amended and Restated SHA, which are included as Exhibit 7(a) hereto, the full text of the Support Agreement, which is included as Exhibit 7(b) hereto, and the full text of the substantially final form of the RRA Amendment, which is included as Exhibit 7(c) hereto, and are incorporated herein by reference.

The shares of Common Stock beneficially owned by the Reporting Person and described in this Statement are being held by the Reporting Person for investment purposes.

Other than as set forth in this Amendment, the Reporting Person does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Person may determine to change its intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional securities of the Issuer in open market or privately negotiated transactions or (ii) to dispose of all or a portion of the Reporting Person's holdings of securities of the Issuer. In reaching any determination as to its future course of action, the Reporting Person will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to the Reporting Person, tax considerations, liquidity needs and general economic and stock market conditions, including, but not limited to, the market prices of the securities.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person is the beneficial owner of 1,717,072 shares of Common Stock as a result of its ownership of 31,928,301 shares of Series B Preferred Stock that are convertible, at any time at the option of the holder, into the underlying shares of Common Stock. The 1,717,072 shares of Common Stock constitute approximately 25.5% of the outstanding shares of Common Stock, calculated based on (i) 5,014,780 shares of Common Stock outstanding as of August 1, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, filed with the SEC on August 6, 2025 and (ii) the 1,717,072 shares of Common Stock currently underlying the Series B Preferred Stock, pursuant to Rule 13d-3 of the Exchange Act. As of the date hereof, Mr. Brian J. Wendling ("Mr. Wendling"), Chief Accounting Officer and Principal Financial Officer of the Reporting Person and a director of the Issuer, beneficially owns (i) 28,007 shares of Common Stock subject to vested, deferred stock units that are scheduled to be settled on the earlier of Mr. Wendling's separation from service or a change in control of the Issuer, and (ii) 4,500 shares of Common Stock held directly. As of the date hereof, Mr. Marty E. Patterson ("Mr. Patterson"), President and Chief Executive Officer of the Reporting Person and a director of the Issuer, beneficially owns (i) 28,007 shares of Common Stock subject to vested, deferred stock units that are scheduled to be settled on the earlier of Mr. Patterson's separation from service or a change in control of the Issuer, and (ii) 675 shares of Common Stock held directly.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person and, to the knowledge of the Reporting Person, each of Mr. Wendling and Mr. Patterson, have the sole power to vote or to direct the voting of and the sole power to dispose or direct the disposition of the shares of Common Stock beneficially owned by them, subject to the restrictions described in Item 6 of this Statement.
Transactions in the class effected during the past sixty days: Other than as disclosed in this Statement, no transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, any Schedule 1 Person, with respect to the Common Stock during the 60 days preceding the date hereof.
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
7(a): Stock Exchange Agreement, dated as of September 26, 2025, by and between comScore, Inc. and Liberty Broadband Corporation (incorporated by reference to Exhibit 10.2 to comScore, Inc.'s Current Report on Form 8-K (File No. 001-33520), filed with the Securities and Exchange Commission on September 29, 2025).

7(b): Stockholder Support Agreement, dated as of September 26, 2025, by and between comScore, Inc. and Liberty Broadband Corporation (incorporated by reference to Exhibit 10.5 to comScore, Inc.'s Current Report on Form 8-K (File No. 001-33520), filed with the Securities and Exchange Commission on September 29, 2025).

7(c): Form of First Amendment to Registration Rights Agreement, by and between comScore, Inc., Charter Communications Holding Company, LLC, Liberty Broadband Corporation, and Pine Investor, LLC (incorporated by reference to Exhibit 10.7 to comScore, Inc.'s Current Report on Form 8-K (File No. 001-33520), filed with the Securities and Exchange Commission on September 29, 2025).

## Signatures
- Liberty Broadband Corporation: /s/ Craig Troyer, Craig Troyer, Senior Vice President and Assistant Secretary (09/30/2025)